SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated July 3, 2014 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated July 3, 2014, IRSA Inversiones y Representaciones S.A ("the Company") has reported in connection with the information duly announced in April 30, 2014 that the Company has accomplished its commitment to suscribe in Dolphin Netherlands B.V., a company incorporated under the laws of Netherland, an entity indirectly controlled in a 100% by Dolphin Fund Ltd. (Bermuda) , in order to achieve the participation of Dolphin Netherlands B.V in the issuance of shares of IDB Development Ltd ("IDBD").

The Company, through its subsidiaries has subscribed  USD 30,96 million in Dolphin. In this way, Dolphin´s indirected stake in IDBD increased to 28.91%.

IDBD is one of the largest and most diversified investment groups in Israel, which participates through its subsidiaries in numerous markets and industry sectors, such as real estate, agrobusiness, supermarkets, insurance and telecommunications.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 6, 2014